 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

HEALTHCARE TRUST OF AMERICA, Inc.
(Name of Subject Company)

CMG LEGACY INCOME FUND, LLC, CMG INCOME FUND II, LLC, CMG LEGACY GROWTH FUND, LLC
CMG ACQUISITION CO., LLC AND CMG PARTNERS, LLC
(Bidders)
SHARES OF CLASS B-1, B-2, AND B-3
COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________

Mark Swenson
CMG Partners, LLC
12828 Northup Way #110
Bellevue WA 98005
(425) 376-0693

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$4,200,000	$481.32

*
For purposes of calculating the filing fee only.  Assumes the purchase of 200,000 Shares of each Class B-1, B-2, and B-3 at a purchase price equal to $7.00, $6.50, and $6.00 per Share in cash, respectively

[]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by CMG LEGACY INCOME FUND, LLC, CMG INCOME FUND II, LLC, CMG LEGACY GROWTH FUND, LLC, CMG ACQUISITION CO., LLC AND CMG PARTNERS, LLC (collectively the “Purchasers”) to purchase up to 200,000 shares of each Class B-1, B-2, and B-3 common stock (the “Shares”) in Healthcare Trust of America, Inc. (the “REIT”), the subject company, at a purchase price equal to $7.00, $6.50, and $6.00 per Share, respectively, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 21, 2012 (the “Offer to Purchase”) and the related Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.  Any dividends made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Agreement of Assignment and Transfer, would be assigned by tendering Shareholders to the Purchasers.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the August 21, 2012 (the “Offer Date”).  Purchasers are entitled to all proceeds that are paid on or after September 28, 2012 or such other date to which this Offer may be extended (the “Expiration Date”) from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.

The REIT had 55,543 holders of record owning an aggregate of 57,284,082 Shares of each Class B-1, B-2, and B-3 as of June 4, 2012, according to its Form 8-K filed July 25, 2012.  The Purchasers and their affiliates currently beneficially own 105,563 Shares, or 0.18% of the outstanding Shares.  The 200,000 Shares of each Class B-1, B-2, and B-3 subject to the Offer constitute 0.35% of the outstanding Shares of each such Class.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $4,200,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital and binding capital commitments from their members.

The address of the REIT’s principal executive offices is 16435 N. Scottsdale Road, Suite 320, Scottsdale, Arizona 85254, and its phone number is 480-998-3478.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated August 21, 2012

(a)(2)	Agreement of Assignment and Transfer

(a)(3)	Form of Letter to Shareholders dated August 21, 2012
(a)(4)	Form of advertisement in Investor’s Business Daily
(b)- (h)	Not applicable.

Item 13.                      Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           August 21, 2012

CMG LEGACY INCOME FUND, LLC
CMG INCOME FUND II, LLC
CMG LEGACY GROWTH FUND, LLC
CMG ACQUISITION CO., LLC
CMG PARTNERS, LLC

By: Mark Swenson, Manager

By:	/s/ Mark Swenson